SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 SARC Av. Graça Aranha, 26, Centro, Rio de Janeiro – RJ RSARC 351, of March 27, 2025

CERTIFICATE OF THE REPORT ON THE THREE HUNDRED AND FIFTY FIRST MEETING OF THE STATUTORY AUDIT AND RISK COMMITTEE – SARC OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

Company Register Identification Number (NIRE) 33.3.0034676-7 / National Registry of Legal Entities (CNPJ) nº 00.001.180/0001-26

It is hereby certified, for all due purposes, that the Statutory Audit and Risk Committee – SARC of Eletrobras, in a meeting concluded at 6:00 P.M. on March 27th, 2025, analyzed and opined on the subject described below. The meeting was attended by the Coordinator LUIZ CARLOS NANNINI, the Counselor and member DANIEL ALVES FERREIRA, as well as the member LUÍS HENRIQUE BASSI ALMEIDA. There were no absences recorded.

ADVISORY TO THE BOARD OF DIRECTORS:

The Statutory Audit and Risk Committee – SARC, in the exercise of its statutory duties, issued an opinion to the Board of Directors – BD of Eletrobras and the Board of Directors – BD of Eletropar, as per the items below:

A. OPINION – ADVISORY TO ELETROBRAS’ BD – INCORPORATION OF ELETROPAR.

In advising the Eletrobras’ BD, the SARC analyzed the proposal from the Executive Board to approve the convening of the Extraordinary General Meeting (“EGM”), including, the following items on the agenda:

1.	Ratify the appointment of Pricewaterhousecoopers Auditores Independentes Ltda. (PwC) as the evaluating company responsible for preparing the valuation report of the book value of Eletrobras Participações S.A. (“Eletropar Valuation Report” and “Eletropar”, respectively);
2.	To approve the Eletropar Valuation Report;
3.	Ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. as the evaluating company responsible for preparing the appraisal report, for the purposes of Article 264 of Law No. 6,404, of December 15, 1976 (“Brazilian Corporation Law”), of the Company (“Eletrobras Article 264 Valuation Report”) and Eletropar (“Eletropar Article 264 Valuation Report”);
4.	To approve the Eletrobras Article 264 Valuation Report and the Eletropar Article 264 Valuation Report;
5.	To approve the Protocol and Justification of Merger of Companies, entered between the board of the Company and the board of Eletropar, which establishes the terms and conditions of the merger of Eletropar by the Company ("Merger" and "Protocol and Justification", respectively);
6.	To approve the Merger, under the terms of the Protocol and Justification;
7.	To approve the amendment of the Company's Bylaws to amend the caput of Article 4 of the Company's Bylaws, due to the increase in the Company's share capital resulting from the Merger; and
8.	To authorize the administrators of Eletrobras to perform all acts necessary for the implementation of the Merger, under the terms of the Executive Board Resolution, dated March 27th, 2025.

2 SARC Av. Graça Aranha, 26, Centro, Rio de Janeiro – RJ RSARC 351, of March 27, 2025

After deliberating on the matter, based on the support material provided and the clarifications given during the meeting, the Statutory Audit and Risk Committee, in advising the Board of Directors of Eletrobras, exclusively from the perspective of its statutory and regulatory scope of action, unanimously opined in favor of the approval of the proposal for the Eletropar merger, with the consequent universal succession in all assets, rights, and obligations of Eletropar by the Company, under the terms of the Executive Board Resolution, approved on March 27th, 2025.

B. OPINION – ADVISORY TO ELETROPARS’ BD – INCORPORATION OF ELETROPAR.

After deliberating on the matter, based on the support material provided and the clarifications given during the meeting, the Statutory Audit and Risk Committee, in advising the Board of Directors of Eletropar, exclusively from the perspective of its statutory and regulatory scope of action, unanimously opined in favor of the approval of the proposal for the Eletropar merger, with the consequent universal succession in all assets, rights, and obligations of Eletropar by Eletrobras.

This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Governance Secretary of Eletrobras.

Rio de Janeiro, March 27th, 2025. FERNANDO KHOURY FRANCISCO JUNIOR
Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.